UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                    The Children's Place Retail Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    168905107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            1,558,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,359,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,558,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,359,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,917,710
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,813,610
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,813,610
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,917,710
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Stanley Silverstein
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            261,697
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 2,928,880
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     261,697
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     2,928,880
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,190,577
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Raine Silverstein
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            0
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,190,577
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     0
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,190,577
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,190,577
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Barbara Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            41,300
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 174,000
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     41,300
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     174,000
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     215,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Gila Goodman
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            974,215
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 24,115
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     974,215
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     24,115
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,330
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 7 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on May 15, 2008, Amendment No. 4 filed on April 24, 2009, Amendment No. 5 filed on May 6, 2009 and Amendment No. 6 filed on May 15, 2009 by Ezra Dabah and Renee Dabah with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman (collectively, together with Ezra Dabah and Renee Dabah, the "Reporting Persons") are hereby added as Reporting Persons to the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Third Amended and Restated Joint Filing Agreement, dated as of June 4, 2009, a copy of which is filed herewith as Exhibit K and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 2, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

        Stanley Silverstein's business address is 20 Blue Sea Lane, Great Neck, New York, 11024 and his present principal occupation is serving as a director on the Board of the Company. The Company's principal business is children's retail and its address is 915 Secaucus Road, Secaucus, New Jersey 07094. Mr. Silverstein is a citizen of the United States.

        Raine Silverstein's business address is 20 Blue Sea Lane, Great Neck, New York, 11024 and her present principal occupation is personal investor. Mrs. Silverstein is a citizen of the United States.

        Barbara Dabah's business address is 180 East 64th Street, New York, New York, 10065 and her present principal occupation is personal investor. Barbara Dabah is a citizen of the United States.

        Gila Goodman's business address is 19 West 34th Street, 7th Floor, New York, New York, 10065, and her present principal occupation is President and CEO of Success Apparel, a children's apparel wholesaler. Ms. Goodman is a citizen of the United States.

        None of the Reporting Persons have, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

        As previously reported, on May 5, 2009, Ezra Dabah delivered to the Company notice of their intent to nominate Raphael Benaroya, Jeremy J. Fingerman and Ross Glickman (the "Nominees") for election as directors of the Company and propose other business at the Company's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting"). On May 15, 2009, Ezra Dabah filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC") in connection with the nomination of the Nominees and certain other business to be conducted at the 2009 Annual Meeting.

        On or about June 1, 2009, Ezra Dabah and Renee Dabah formed the Committee of Concerned Shareholders of The Children's Place for the purpose of conducting a proxy solicitation to elect the Nominees and approve certain other matters at the 2009 Annual Meeting of Shareholders. On or about June 4, 2009, Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman joined the Committee because they support the election of Messrs. Benaroya, Fingerman and Glickman to the Board. Collectively, the Committee may be deemed to beneficially own, in the aggregate, 6,442,557 shares, representing approximately 21.8% of the outstanding Common Stock of the Company as of May 1, 2009. Stanley Silverstein is Ezra Dabah's father-in-law. Raine Silverstein is Stanley Silverstein's wife. Barbara Dabah is Ezra Dabah's sister-in-law. Gila Goodman is Ezra Dabah's sister.

        On June 5, 2009, the Reporting Persons filed revised preliminary proxy materials in connection with the nomination of Messrs. Benaroya, Fingerman and Glickman to the election of the Board of Directors of the Company and certain other business to be conducted at the 2009 Annual Meeting. Security holders are advised to read the proxy materials filed by the Reporting Persons and any other documents related to the solicitation of proxies by the Reporting Persons, if and when they become available, because they will contain important information, including information relating to the participants in any such proxy solicitation. If and when completed, a definitive proxy statement and a form of proxy will be available to stockholders of the Company from the participants at no charge and will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

        The Reporting Persons expect to engage in discussions with the Company, stockholders of the Company and others regarding matters in connection with the proxy materials and the 2009 Annual Meeting. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to: (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

        The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

        Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

        Based upon the Company's Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 13, 2009, there were 29,559,643 shares of Common Stock outstanding as of May 1, 2009. Ezra Dabah is the beneficial owner of 4,917,710 shares of Common Stock of the Company, representing 16.6% of the total number of shares outstanding as of May 1, 2009. Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,558,250 of such shares (which includes 187,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife. Mr. Dabah disclaims beneficial ownership of the shares of Common Stock owned by Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman.

        Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 4,917,710 shares of Common Stock of the Company, representing 16.6% of the total number of shares outstanding as of May 1, 2009. Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,558,250 of such shares (which includes 187,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband. Mrs. Dabah disclaims beneficial ownership of the shares of Common Stock owned by Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman.

        Stanley Silverstein is the beneficial owner of 3,190,577 shares of Common Stock of the Company, representing 10.8% of the total number of shares outstanding as of May 1, 2009. Mr. Silverstein (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 261,697 shares of Common Stock (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein's profit sharing account), and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mr. Silverstein's wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren. Mr. Silverstein disclaims beneficial ownership of the 2,928,880 shares of Common Stock held by Mr. Silverstein's wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren. Mr. Silverstein also disclaims beneficial ownership of the shares of Common Stock owned by Ezra Dabah, Renee Dabah, Barbara Dabah and Gila Goodman.

        Raine Silverstein, wife of Stanley Silverstein, is the beneficial owner of 3,190,577 shares of Common Stock of the Company, representing 10.8% of the total number of the shares outstanding as of May 1, 2009. Mrs. Silverstein (i) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein's children and grandchildren, and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 261,697 shares of Common Stock held by Mrs. Silverstein's husband (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein's profit sharing account). Mrs. Silverstein disclaims beneficial ownership of the shares of Common Stock owned by Ezra Dabah, Renee Dabah, Barbara Dabah and Gila Goodman. Mrs. Silverstein does not have sole power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

        Barbara Dabah is the beneficial owner of 215,300 shares of Common Stock of the Company, representing 0.7% of the total number of shares outstanding as of May 1, 2009. Barbara Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 41,300 shares of Common Stock, and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 174,000 shares of Common Stock held by Barbara Dabah as custodian or trustee for the benefit of her children. Barbara Dabah disclaims beneficial ownership of the shares of Common Stock owned by Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein and Gila Goodman.

        Gila Goodman is the beneficial owner of 998,330 shares of Common Stock of the Company, representing 3.4% of the total number of shares outstanding as of May 1, 2009. Mrs. Goodman (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 974,215 shares of Common Stock,
(ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 20,000 shares of Common Stock held by Mrs. Goodman's children and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,115 of such shares held by the GD Foundation. Mrs. Goodman disclaims beneficial ownership of the shares of Common Stock owned by Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein and Barbara Dabah.

(c) On April 3, 2009, Stanley Silverstein made a gift of 10,000 shares and sold 10,000 shares on the open market at a price of $24.5078 per share. On April 22, 2009, Mr. Silverstein sold 100,000 shares on the open market at a price of $28.3261 per share.

(d) N/A.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

7. On June 4, 2009, Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman entered into a Third Amended and Restated Joint Filing Agreement (the "Third Amended and Restated Joint Filing Agreement"). A copy of the Third Amended and Restated Joint Filing Agreement is filed herewith as Exhibit K and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit K   Third Amended and Restated Joint Filing Agreement, dated
                  June 4, 2009, by and among Ezra Dabah, Renee Dabah, Stanley
                  Silverstein, Raine Silverstein, Barbara Dabah and Gila
                  Goodman

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    EZRA DABAH

                                    By:   /s/ Ezra Dabah
                                          ------------------------------
                                    Name:  Ezra Dabah


                                    RENEE DABAH

                                    By:   /s/ Renee Dabah
                                          ------------------------------
                                    Name:  Renee Dabah


                                    STANLEY SILVERSTEIN

                                    By:   /s/ Stanley Silverstein
                                          ------------------------------
                                    Name:  Stanley Silverstein


                                    RAINE SILVERSTEIN

                                    By:   /s/ Raine Silverstein
                                          ------------------------------
                                    Name:  Raine Silverstein


                                    BARBARA DABAH

                                    By:   /s/ Barbara Dabah
                                          ------------------------------
                                    Name:  Barbara Dabah


                                    GILA GOODMAN

                                    By:   /s/ Gila Goodman
                                          ------------------------------
                                    Name:  Gila Goodman


Dated:  June 5, 2009

                                                                       EXHIBIT K

         THIRD AMENDED AND RESTATED SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                    EZRA DABAH

                                    By:   /s/  Ezra Dabah
                                          ------------------------------
                                    Name:  Ezra Dabah


                                    RENEE DABAH

                                    By:   /s/  Renee Dabah
                                          ------------------------------
                                    Name:  Renee Dabah


                                    STANLEY SILVERSTEIN

                                    By:   /s/ Stanley Silverstein
                                          ------------------------------
                                    Name:  Stanley Silverstein


                                    RAINE SILVERSTEIN

                                    By:   /s/ Raine Silverstein
                                          ------------------------------
                                    Name:  Raine Silverstein


                                    BARBARA DABAH

                                    By:   /s/ Barbara Dabah
                                          ------------------------------
                                    Name:  Barbara Dabah


                                    GILA GOODMAN

                                    By:   /s/ Gila Goodman
                                          ------------------------------
                                    Name:  Gila Goodman

Dated: June 4, 2009